CTI INDUSTRIES CORPORATION
22160 N. Pepper Road
Barrington, Illinois 60010
Tel: 847-382-1000/Fax: 847-382-1219

August 11, 2006

Mr. Rufus Decker
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549-7010

RE:	Form 10-K for the Fiscal Year ended December 31, 2005
Form 10-Q for the Fiscal Quarter ended March 31, 2006
File No. 0-23115

Dear Mr. Decker:

This letter is provided in response to your letter to CTI Industries Corporation (“Registrant”) dated July 28, 2006 (“Second Comment Letter”). The responses are keyed to and organized by, the comments set forth in your letter.

Form 10-K for the year ended December 31, 2005

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future fillings.

Response: We will comply with the foregoing request in this response and in future filings.

2.	We remind you that when you refile your amended Form 10-K you should appropriately address the following:

•	label as restated the appropriate column of your financial statements,
•	full compliance in your financial statement footnotes with APB 20,
•	paragraphs 36 and 37, including the effect of your correction on net loss and the related per share amounts in the period in which the error was discovered and detected,
•	updated Item 9A. disclosures in the amended Form 10-K should include the following:

i.	a discussion of each restatement

1

ii.	how the restatement impacted the CEO and CFO’s original conclusion regarding the effectiveness of your disclosure controls and procedures, and

iii.	anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.
Refer to Item 307 and 308 ( c) of regulation S-K.

Response: We will comply with the foregoing request in this response and in future filings.

Financial Statements

Consolidated Statement of Operations, page F-4

3.
We have reviewed your response to comment 4. Please amend your financial statements to include gains on the sale of assets in the amounts of $122,199 in 2004 and $28,007 in 2003 with income (loss) from operations. Please refer to paragraph 45 of SFAS 144. Please also revise your management’s discussion and analysis based on the revised accounting for these transactions.

Response: We will amend the December 31, 2005 Form 10-K and revise our management’s discussion and analysis. The Consolidated Statement of Operations, as it will be restated, is filed with this letter as Schedule A. We will amend the Management’s Discussion and Analysis to reflect that, for 2004 and 2003, certain items included in Other Income (Expense) have been reclassified to be included in Income (Loss) From Operations, and references to the amount of Income From Operations will be changed in accordance with the restatement. We note that the restatement of our Consolidated Statement of Operations will not result in any change in net income, or earnings per share, for 2003, 2004 or 2005.

Consolidated Statement of Cash Flows, page F-6

4.
We have reviewed your response to comment 5. You stated that you maintain significant cash balances at your UK subsidiary and that over the period from 2003 to 2005, there have been significant fluctuations in exchange rates between the U.S. Dollar and the British Pound which have caused the exchange rate fluctuations in your statements of cash flow. Based on historical foreign exchange rate data, the British Pound appreciated versus the US Dollar by 8.3% over the period from December 31, 2003 to December 31, 2004 while the British Pound depreciated versus the US Dollar by 10.7% over the period from December 31, 2004 to December 31, 2005. Though these fluctuations are not insignificant they do not explain the significant effect of exchange rate changes on your cash balance. More specifically, the $239,797 effect of exchange rate changes on cash in 2005 represent 91% of your cash balances. The $157,884 effect of exchange rate changes on cash in 2004 are equivalent to 30% of your cash balance. These fluctuations are significantly in excess of the fluctuations in the foreign currency exchange rates during these periods. In addition, during a telephone conversation that we had, you requested additional time to respond to our comments since you were in the process of reviewing and modifying your cash flow statements to capture the impact of foreign currencies on your cash position. Please tell us the cash amounts held at your UK and Mexican subsidiaries at December 31, 2003, 2004 and 2005 and any other period that you deem appropriate. Please also provide us with your statements of cash flows worksheets and a reconciliation of the amounts in the cash flow worksheets to the amounts in your statements of cash flows for 2003, 2004 and 2005.

2

Response: We have filed with this letter Schedule B which includes our worksheets for our Consolidated Statements of Cash Flow for 2003, 2004 and 2005, reconciled to the amounts in our statements of cash flows for each of those years. We have filed with this letter as Schedule C a statement of cash balances of each of our subsidiaries as of the dates requested. We have also prepared a report of cash flows for each of 2003, 2004 and 2005 based upon the specific methods set forth in SFAS 95, Paragraph 146, Appendix C, which is filed with this letter as Schedule D. We have also prepared and are filing with this letter Schedule E which includes our worksheets calculating the amount shown on the line item of Schedule D entitled “Effect of exchange rate changes on cash.” While there is no difference in net changes in cash as we have reported it in our Consolidated Statements of Cash Flow for 2003, 2004 and 2005, and as calculated under Appendix C, there are some differences in certain components of cash flow. Those differences are set forth on Schedule D. We believed the method of calculating cash flow we used for the years 2003, 2004 and 2005, was appropriate, but note that it did result in a greater amount being attributed to Effect of Exchange Rate Changes on Cash than the method prescribed in Appendix C of SFAS 95. If you determine that Consolidated Statements of Cash Flow should be restated, the restated amounts would be as set forth on Schedule D.

Note 9 - Other Income/Expense, page F-15

5.
We have reviewed your response to comment 9. Please amend your financial statements to classify the reversal of liabilities in the amounts of $395,489 in 2004 and $428,125 in 2003 within income (loss) from operations. Please also revise your management’s discussion and analysis based on the revised accounting for these transactions.

Response: We will amend the December 31, 2005 Form 10-K and revise our management’s discussion and analysis accordingly.

3

Note 15 - Sale Leaseback of Building - Related Party, page F-18

6.
We have reviewed your response to comment 11. Please amend your financial statements to include the deferred gain of $160,000 on the sale and leaseback within income (loss) from operations. Please refer to paragraph 45 of SFAS 144. Please also revise your management’s discussion and analysis based on the revised accounting for these transactions.

Response: We will amend our December 31, 2005 Form 10-K and management’s discussion and analysis as requested. Note that the $160,000 referred above is the gross amount of gain recognized in the referenced transaction, the net amount being $122,000 after deduction of certain losses on the disposal of assets, which is referred in Item 3 of your letter. The net amount of $122,000 will be restated in the amended Form 10-K and we will revise our management’s discussion and analysis accordingly.

Sincerely,

Stephen M. Merrick
Executive Vice President and
Chief Financial Officer

4

SCHEDULE A
CTI Industries Corporation and Subsidiaries
Consolidated Statements of Operations

	Year Ended December 31,

	2005	2004	2004	2003	2003
		As Reported	Restated	As Reported	Restated

Net sales	$29,189,974	$37,193,109	$37,193,109	$36,259,638	$36,259,638

Cost of sales	22,725,825	30,840,989	30,840,989	29,626,450	29,626,450

Gross profit	6,464,149	6,352,120	6,352,120	6,633,188	6,633,188

Operating expenses:
General and administrative	3,846,538	4,410,595	4,410,595	4,054,607	4,054,607
Selling	1,064,944	1,495,257	1,495,257	1,441,501	1,441,501
Advertising and marketing	776,571	1,014,463	1,014,463	1,816,301	1,816,301
(Gain) on sale of assets			(122,499)		(28,007)
Other (income)			(395,489)		(428,125)
Asset impairment loss	124,000

Total operating expenses	5,812,053	6,920,315	6,402,327	7,312,409	6,856,277

Income (loss) from operations	652,096	(568,195)	(50,207)	(679,221)	(223,089)

Other income (expense):
Interest expense	(1,230,964)	(1,350,085)	(1,350,085)	(1,103,395)	(1,103,395)
Interest income	-	-	-	13,618	13,618

Gain (loss) on sale of assets	-	122,499		28,007
Foreign currency (loss) gain	45,128	208,213	208,213	(36,132)	(36,132)
Other		395,489		428,125

Total other (expense) income	(1,185,836)	(623,884)	(1,141,872)	(669,777)	(1,125,909)

Loss before income taxes and minority interest	(533,740)	(1,192,079)	(1,192,079)	(1,348,998)	(1,348,998)

Income tax (benefit) expense	(200,392)	1,286,232	1,286,232	(782,468)	(782,468)

Loss before minority interest	(333,348)	(2,478,311)	(2,478,311)	(566,530)	(566,530)

Minority interest in (loss) income of subsidiary	(139)	1,063	1,063	(483)	(483)

Net loss	$(333,209)	$(2,479,374)	$(2,479,374)	$(566,047)	$(566,047)

Loss applicable to common shares	$(333,209)	$(2,479,374)	$(2,479,374)	$(566,047)	$(566,047)

Basic loss per common share	$(0.17)	$(1.28)	$(1.28)	$(0.30)	$(0.30)

Diluted loss per common share	$(0.17)	$(1.28)	$(1.28)	$(0.30)	$(0.30)

CTI Industries Corporation
Barrington, IL							SCHEDULE B-2003
Consolidated Cash Flows - Worksheet	From	From	Per
For the Year Ended December 31, 2003	Beginning	Ending	Change in
	Consolidated	Consolidated	Consolidated				Reconciliation to Form 10K
	Balance Sheet	Balance Sheet	Balance	Reclass/Adjustment		Adjusted	Per
	12/31/02	12/31/03	Sheet			Cash Flow	Form 10K	Variance
Cash flows from operating activities:
Net Profit (Loss)	(2,962,816)	(3,528,863)	(566,047)			(566,047)	(566,047)	0
Adjustment to reconcile net loss to cash								0
provided by operating activities:								0
Depreciation and amortization	14,166,764	14,815,596	648,832		969,731	1,618,563	1,618,563	0
Amortize deferred gain on sale/leaseback				30,047		(30,047)	(30,047)	0
Amortize debt discount					238,199	238,199	238,199	0
Minority Interest	25,865	9,263	(16,602)		16,119	(483)	(483)	0
Gain on sale of fixed assets								0
Provision for losses on accounts receivable					220,000	220,000	220,000	0
Provision for losses on inventory					135,000	135,000	135,000	0
Deferred income taxes	689,372	1,374,116	(684,744)	97,724		(782,468)	(782,468)	0
Change in assets and liabilities:								0
Accounts receivable	5,384,839	4,820,726	564,113	145,000	200,000	619,113	619,113	0
Inventory	10,033,593	9,263,160	770,433	210,000		560,433	560,433	0
Prepaid Expenses and other assets	1,123,693	938,985	184,708	216,119	97,724	66,313	66,313	0
Accounts payable, accrued expenses and other non-current liabilities	11,547,186	9,106,237	(2,440,949)	14,540	3,585,085	1,129,596	1,129,596	0

Net cash provided by (used in) operating activities			(1,540,256)			3,208,172	3,208,172	0

Cash flows from investing activities:
Proceeds from sale of property and equipment
Purchases of property and equipment	25,881,777	27,023,245	(1,141,468)	865,636		(2,007,104)	(2,007,104)	0
Net Investment in and advances to Mexico
Acquisition of CTF International
Cash acquired in acquisition of CTI Mexico

Purchase interest in Calidad/Flexo

Net cash provided by (used in) investing activities			(1,141,468)			(2,007,104)	(2,007,104)	0

Cash flows from financing activities:
Checks outstanding in excess of bank balance	113,460	341,108	227,648			227,648	227,648	0
Net change in revolving line of credit	5,642,649	3,383,343	(2,259,306)	238,199	549,097	(1,948,408)	(1,948,408)	0
Warrants Issued with Debt	135,462	595,174	459,712			459,712	0	(459,712)
Proceeds from issuance of long-term debt	7,469,024	11,423,628	3,954,604	4,119,643	5,679,062	5,514,023	6,768,759	1,254,736
Proceeds from issuance of short-term notes due to officer	0	795,024	795,024			795,024	0	(795,024)
Repayment of long-term debt			0	5,649,014		(5,649,014)	(5,649,014)	0
Collection of Stockhoder Note	(56,456)	0	56,456			56,456	56,456	0
Proceeds from exercise of options	9,302,602	9,318,352	15,750			15,750	15,750	0
Distributions & Equity of Pepper Road						0	0	0
Cash paid for deferred financing fees	51,747	222,696	(170,949)	104,095		(275,044)	(275,044)	0

Net cash provided by (used in) financing activities			3,078,939			(803,853)	(803,853)	0

Effect of exchange rate changes on cash	(6,002)	(233,968)	(227,966)			(227,966)	(227,966)	0

Net increase (decrease) in cash			169,249			169,249	169,249	0

Cash and Equivalents at Beginning of Period			160,493			160,493	160,493	0

Cash and Equivalents at End of Period			329,742			329,742	329,742	0

Per Balance Sheet			329,742			329,742	329,742

Proof			0			0

CTI Industries Corporation
Barrington, IL								SCHEDULE B-2004
Consolidated Cash Flows - Worksheet		From	From
For the Year Ended December 31, 2004		Beginning	Ending	Change in
		Consolidated	Consolidated	Consolidated				Reconciliation to Form 10K
		Balance	Balance	Balance	Reclass/Adjustment		Consolidated	Per
		Sheet	Sheet	Sheet			Cash Flow	Form 10K	Variance
Cash flows from operating activities:
Net Profit (Loss)		(3,528,063)	(6,007,437)	(2,479,374)			(2,479,374)	(2,479,374)	0
Adjustment to reconcile net loss to cash									0
provided by operating activities:									0
Depreciation and amortization		14,815,596	15,636,451	820,855		830,467	1,651,322	1,651,322	0
Amortize deferred gain on sale/leaseback		0	0	0	175,272		(175,272)	(175,271)	1
Amortize debt discount		0	0	0		251,490	251,490	251,490	0
Minority Interest		9,263	10,230	967		96	1,063	1,063	0
Gain on sale of fixed assets				0			0	0	0
Provision for losses on accounts receivable		0	0	0		288,562	288,562	288,562	0
Provision for losses on inventory						60,000	60,000	60,000	0
Deferred income taxes		1,374,116	152,298	1,221,818	32,683		1,189,135	1,189,135	0
Change in assets and liabilities:									0
Accounts receivable		4,620,276	6,123,137	(1,502,861)	288,562		(1,791,423)	(1,791,423)	0
Inventory		9,263,160	8,348,494	914,666	60,000		854,666	854,666	0
Prepaid Expenses and other assets	Sch	1,139,435	892,182	247,253		179,409	426,662	426,662	0
Accounts payable		6,799,490	6,147,969	(651,521)		25,225	(626,296)		626,296
Accrued expenses, other current liabilities	Sch	2,306,745	1,811,775	(494,970)	96	273,951	(221,115)	(847,411)	(626,296)

Net cash provided by (used in) operating activities				(1,923,166)			(570,579)	(570,578)	1

Cash flows from investing activities:
Proceeds from sale of property and equipment					241,268	273,362	32,094	32,094	0
Purchases of property and equipment		27,023,245	26,224,962	798,283	1,103,829		(305,546)	(305,546)	0

Net cash provided by (used in) investing activities				798,283			(273,452)	(273,452)	0

Cash flows from financing activities:

Net change in revolving line of credit		3,383,343	6,341,817
Add back debt discount netted against this account		310,898	59,408
Adjusted Net Change in revolving LOC		3,694,241	6,401,225	2,706,984			2,706,984	2,706,984	0
									0
Checks outstanding in excess of bank balance		341,108	513,417	172,309			172,309	172,309	0
Warrants Issued with Debt		595,174	595,174	0			0	0	0
Repayment of long-term debt	Sch	11,907,754	10,028,788	(1,878,966)	809,567	175,272	(2,513,261)	(2,513,261)	0
Proceeds from issuance of debt		0	0	0		558,077	558,077	558,077	0
Repayment of short-term debt				0			0	0	0
Collection of short-term debt		0	0	0			0	0	0
Proceeds from exercise of options		9,318,352	9,379,431	61,079	61,079		(0)	(0)	0
Cash paid for deferred financing fees		222,696	120,375	102,321	143,555		(41,234)	(41,234)	0

Net cash provided by (used in) financing activities				1,163,726			882,874	882,874	0

Effect of exchange rate changes on cash		(234,768)	(76,884)	157,884			157,884	157,884	0

Net increase (decrease) in cash				196,727			196,727	196,728	1

Cash and Equivalents at Beginning of Period				329,742			329,742	329,742	0

Cash and Equivalents at End of Period				526,469			526,469	526,470	1

CTI Industries Corporation
Barrington, IL								SCHEDULE B-2005
Consolidated Cash Flows - Worksheet		From	From
For the Year Ended December 31, 2005		Beginning	Ending	Change in
		Consolidated	Consolidated	Consolidated				Reconciliation to Form 10K
		Balance Sheet	Balance Sheet	Balance	Reclass/Adjustments		Consolidated	Per
		12/31/04	12/31/05	Sheet			Cash Flow	Form 10K	Variance
Cash flows from operating activities:
Net Profit (Loss)		(6,007,437)	(6,340,646)	(333,210)			(333,210)	(333,209)	1
Adjustment to reconcile net loss to cash									0
provided by operating activities:									0
Depreciation and amortization		15,636,451	17,087,622	1,451,171	23,946	36,144	1,463,369	1,463,369	(0)
Amortize deferred gain on sale/leaseback		0	0	0			0		0
Amortize debt discount		0	0	0		35,967	35,967	35,967	0
Minority Interest		10,230	11,368	1,138	1,073		65	65	0
Loss on asset impairment/Gain on sale of fixed assets				0		124,000	124,000	124,000	0
Provision for losses on accounts receivable		0	0	0		145,000	145,000	145,000	0
Provision for losses on inventory						205,000	205,000	205,000	0
Shares issued for services						200,916	200,916	200,916	0
Deferred income taxes		152,298	352,689	(200,391)	0		(200,391)	(200,392)	(1)
Change in assets and liabilities:									0
Accounts receivable		6,123,137	4,343,671	1,779,466	145,000		1,634,466	1,634,466	0
Inventory		8,348,494	7,022,569	1,325,925	205,000		1,120,925	1,120,925	(0)
Prepaid Expenses and other assets	Sch	892,182	874,890	17,291		188,440	205,731	205,731	(0)
Accounts payable		6,147,969	4,717,733	(1,430,236)		653,275	(776,961)		776,961
Accrued expenses, other current liabilities	Sch	1,811,775	925,717	(886,058)	(200,916)	1,073	(1,085,901)	(1,862,861)	(776,960)

Net cash provided by (used in) operating activities				1,725,097			2,738,977	2,738,977	0

Cash flows from investing activities:
Proceeds from sale of property and equipment						151,206	151,206	151,206	0
Purchases of property and equipment		26,224,962	26,704,366	(479,404)	187,350	117,207	(549,547)	(549,547)	(0)
Goodwill		1,113,108	989,108	124,000	124,000		(0)

Net cash provided by (used in) investing activities				(355,404)			(398,341)	(398,341)	(0)

Cash flows from financing activities:

Net change in revolving line of credit		6,341,817	5,027,312
Add back debt discount netted against this account		59,408	23,441
Adjusted Net Change in revolving LOC		6,401,225	5,050,753	(1,350,472)			(1,350,472)	(1,350,472)	0
									0
Checks outstanding in excess of bank balance		513,417	500,039	(13,378)			(13,378)	(13,378)	0
Warrants Issued with Debt		595,174	595,174	0			0	0	0
Repayment of long-term debt	Sch	10,028,788	9,604,597	(424,191)	789,909	402,324	(811,776)	(811,776)	0
Proceeds from issuance of debt		0	0	0	453,503	753,942	300,439	300,439	0
Repayment of short-term debt				0	402,324		(402,324)	(402,324)	0
Collection of short-term debt		0	0	0			0	0	0
Proceeds from exercise of options		9,379,431	9,633,848	254,417	199,772		54,645	54,645	0
Cash paid for deferred financing fees		120,375	74,396	45,979	188,440		(142,461)	(142,461)	0

Net cash provided by (used in) financing activities				(1,487,644)			(2,365,326)	(2,365,326)	0

Effect of exchange rate changes on cash		(76,884)	(223,420)	(146,536)	117,207	23,946	(239,797)	(239,797)	0

Net increase (decrease) in cash				(264,487)			(264,487)	(264,487)	(0)

Cash and Equivalents at Beginning of Period				526,469			526,469	526,469	0

Cash and Equivalents at End of Period				261,982			261,982	261,982	0

Per Balance Sheet				261,982			261,982

DETAIL SCHEDULES

Prepaid Expenses and other assets

Pre Paid Expenses		181,527	130,282	51,245
Pre Paid Income Taxes		281,370	161,846	119,523
Other current assets		183,909	414,954	(231,045)
Other assets		245,376	167,808	77,568

		892,182	874,890	17,291

Accrued expenses and other non-current liabilities & Equity

Accrued Liabs		1,786,662	898,477	(888,185)
Advances from customers		25,113	27,241	2,128
Deferred income tax liability		0	0	0
Less amount netted against Deferred asset		0	0	0
Due to related parties		0	(0)	(1)
				0

		1,811,775	925,717	(886,058)

Proceeds from issuance of long-term debt

Current portion		3,560,669	3,448,157	(112,512)
Notes payable		2,864,129	4,517,609	1,653,480	753,942
Other Liabs		1,348,374	1,643,063	294,689
				0
Notes payable Officers		2,315,024	19,209	(2,295,815)
Debt Discount		(59,408)	(23,441)	35,967	35,967
Notes payable Officers - NET		2,255,616	(4,232)	(2,259,848)

		10,028,788	9,604,597	(424,191)	789,909	0

				SCHEDULE C
CTI Industries, Inc.
Schedule of Cash Balances of Foreign Subsidiaries

		In Local Currency at,
Subsidiary	Location	12/31/03	12/31/04	12/31/05

CTI Balloons, Ltd	UK	100,916	246,773	151,679

Flexo Universal	Mexico	42,525	601,703	0

CTI Mexico	Mexico	0	0	0

CTF International	Mexico	0	0	13,560

CTI Industries Corporation and Subsidiaries
Consolidated Statements of Cash Flows

					SCHEDULE D
	Year Ended December 31,
		Restated		Restated		Restated
Cash flows from operating activities:	2005	2005	2004	2004	2003	2003
Net loss	$(333,209)	(333,209)	$(2,479,374)	(2,479,374)	$(566,047)	$(566,047)
Adjustment to reconcile net loss to cash provided by (used in) operating activities:
Depreciation and amortization	1,463,369	1,479,916	1,651,322	1,639,808	1,618,563	1,628,492
Deferred gain on sale/leaseback	0		(175,271)	(175,271)	(30,047)	(30,047)
Amortization of debt discount	35,967	35,967	251,490	251,490	238,199	238,199
Minority interest in loss of subsidiary	65	65	1,063	1,063	(483)	(483)
Loss on asset impairment	124,000	124,000
Provision for losses on accounts receivable	145,000	145,000	288,562	288,562	220,000	220,000
Provision for losses on inventories	205,000	205,000	60,000	60,000	135,000	135,000
Shares issued for services	200,916	200,916	0		0
Deferred income taxes	(200,392)	(200,392)	1,189,135	1,189,135	(782,468)	(782,468)
Change in operating assets and liabilities:
Accounts receivable	1,634,466	1,680,617	(1,791,423)	(1,523,274)	619,113	430,362
Inventories	1,120,925	1,129,594	854,666	890,945	560,433	475,844
Other assets	205,731	167,332	426,662	397,345	66,313	60,091
Trade payables, accrued and other liabilities	(1,862,861)	(1,976,307)	(847,411)	(925,237)	1,129,596	1,297,275

Net cash provided by (used in) operating activities	2,738,977	2,658,499	(570,579)	(384,808)	3,208,172	3,106,218

Cash flows from investing activities:

Purchases of property, plant and equipment	(549,547)	(551,256)	(305,546)	(281,494)	(2,007,104)	(2,164,510)
Proceeds from sale of property, plant and equipment	151,206	151,206	32,094	22,123	0

Net cash used in investing activities	(398,341)	(400,050)	(273,452)	(259,371)	(2,007,104)	(2,164,510)

Cash flows from financing activities:
Checks written in excess of bank balance	(13,378)	(14,225)	172,309	172,291	227,648	228,041
Net change in revolving line of credit	(1,350,472)	(1,350,472)	2,706,984	2,706,984	(1,948,408)	(1,948,408)
Proceeds from issuance of long-term debt (Received from related parties 559,000, 267,000 and 250,000)	300,439	231,392	558,077	583,298	6,768,759	6,725,426
Repayment of long-term debt	(811,776)	(850,986)	(2,513,261)	(2,552,139)	(5,649,014)	(5,571,574)
Repayment of short-term debt (Related parties 60,000 in 2005)	(402,324)	(402,324)
Proceeds from exercise of stock options	53,501	53,501	0		15,750	15,750
Collection of stockholder note	0		0		56,456	56,456
Cash paid for deferred financing fees	(141,316)	(141,316)	(41,234)	(41,234)	(275,044)	(275,044)

Net cash (used in) provided by financing activities	(2,365,326)	(2,474,430)	882,875	869,200	(803,853)	(769,353)

Effect of exchange rate changes on cash	(239,797)	(48,506)	157,884	(28,293)	(227,966)	(3,106)

Net (decrease) increase in cash	(264,487)	(264,487)	196,728	196,728	169,249	169,249

Cash at beginning of period	526,469	526,469	329,742	329,742	160,493	160,493

Cash at end of period	$261,982	261,982	$526,470	526,470	$329,742	$329,742

Supplemental disclosure of cash flow information:	950,280	950,280	952,682	952,682	865,196	865,196
Cash payments for interest	88,151	88,151	47,186	47,186	42,295	42,295
Cash payments for taxes

Supplemental disclosure of non-cash activity:
Settlement of liability with third party			241,268	241,268
via ownership transfer of long-term asset

Stock issued to reduce vendor obligations at fair value			61,079	61,079

Accounts payable converted to notes payable	453,503	453,503			3,534,326	3,534,326

Refinance mortage					2,671,243	2,671,243

CTI Industries, Inc.
Calculation of Effect of Exchange Rate Changes on Cash
Per FAS 95, Appendix C, Paragraph 146

							SCHEDULE E

	2005			2004			2003
		Total			Total			Total
	UK	Mexico	Total	UK	Mexico	Total	UK	Mexico	Total

Effect on Beginning Cash
Beginning Cash	246,773	601,703		100,918	42,525		92,132	127,255
Change in Rate	(0.1972)	(0.0049)		0.1657	(0.0003)		0.1408	(0.0064)
Effect from Cash	(48,664)	2,965	(45,699)	16,722	13	16,735	12,974	(896)	12,078

Effect on Operating Activities
Cash Flow in local currency	(62,410)	(2,425,798)		146,841	(23,446,556)		15,146	2,169,802
Year end exchange rate	1.7188	0.0941		1.9160	0.0892		1.7503	0.0889
Amount based on Year End rate	(107,270)	(228,259)		281,347	(2,090,645)		26,509	192,849
Amount per Cash Flow of Sub at weighted average rate	(117,815)	(207,953)		359,408	(2,104,224)		23,156	219,226
Effect from Operations	10,545	(20,306)	(9,761)	(78,061)	13,579	(64,482)	3,353	(26,377)	(23,024)

Effect on Investing Activities
Cash Flow in local currency	(32,684)	(36,444)		(984)	17,816,779		(6,362)	(12,847,381)
Year end exchange rate	1.7188	0.0941		1.9160	0.0892		1.7503	0.0889
Amount based on YE rate	(56,177)	(3,413)		(1,885)	1,588,660		(11,136)	(1,141,865)
Amount per Cash Flow of Sub at weighted average rate	(59,266)	(3,353)		(1,806)	1,574,163		(10,422)	(1,190,605)
Effect from Investing	3,089	(60)	3,029	(79)	14,497	14,418	(714)	48,740	48,026

Effect on Financing Activities
Cash Flow in local currency	0	1,874,097		0	6,188,915		0	10,592,848
Year end exchange rate	1.7188	0.0941		1.9160	0.0892		1.7503	0.0889
Amount based on YE rate	0	176,332		0	551,843		0	941,484
Amount per Cash Flow of Sub at weighted average rate	0	172,408		0	546,807		0	981,670
Effect from Financing	0	3,924	3,924	0	5,036	5,036	0	(40,186)	(40,186)

Total Exchange Rate Effect on Cash	(35,030)	(13,476)	(48,506)	(61,418)	33,125	(28,293)	15,613	(18,719)	(3,106)